

Mail Stop 3233

February 5, 2016

Via E-mail
Frank J. Fertitta III
Chief Executive Officer
Red Rock Resorts, Inc.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re:** **Red Rock Resorts, Inc. (formerly known as Station Casinos Corp.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 14, 2016**
> **Supplemental Response Submitted February 3, 2016**
> **File No. 333-207397**

Dear Mr. Fertitta:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

General

1.   We note that most of the revenues and expenses related to Fertitta Entertainment have been eliminated in your results of operations. Please clearly disclose the following in the MD&A, Unaudited Pro Forma Financial Statements, Use of Proceeds and forefront sections of your amended filing:

- The impact of Fertitta Entertainment on the ongoing entity. If Fertitta Entertainment will no longer contribute to the ongoing entity clearly disclose that fact.
- How the purchase price for the acquisition was determined and the methodologies used.

- That most of offering proceeds will ultimately be used to pay a distribution to the former owners of Fertitta Entertainment of whom the majority are Fertitta family members.

Description of Our Business, page 103

Employees, page 128

2.   We note your disclosure on page 23 that none of your <u>owned</u> casino properties are currently subject to any collective bargaining agreement or similar arrangement with any union. We note that news reports indicate that there may be an agreement with a union at Graton Resort, a property that you manage and do not own. If true, and to the extent material, please revise your disclosure to discuss the extent to which your managed properties are subject to union arrangements.

Acquisition of Fertitta Entertainment, page 157

3.   We note your disclosure regarding the management agreements that Station LLC and certain of its subsidiaries entered into with subsidiaries of Fertitta Entertainment on June 17, 2011. Please expand your disclosure regarding how these management agreements may be terminated. For example purposes only, we note that these agreements allow for the possibility of termination upon sale of the managed properties to a third party and that in connection with any such termination, the Owner shall pay a termination fee to the Manager.

Underwriting (Conflicts of Interest), page 178

Relationships, page 182

4.   We note your disclosure on page 93 that Fertitta Entertainment entered into an amended and restated credit agreement with Bank of America, N.A. and JP Morgan Chase Bank, N.A on December 24, 2013. We further note your disclosure on page 158 that the purchase price of Fertitta Entertainment is expected to be $460 million in cash, less the amounts paid by the Company in satisfaction of indebtedness of Fertitta Entertainment on the closing date, which is expected to be approximately $55 million of outstanding indebtedness under the Fertitta Entertainment credit facility. Please revise this section to provide the disclosure called for by Item 508 of Regulation S-K with respect to this relationship or advise.

Exhibit Index, page II-8

5. We note that the Exhibit 10.10, Membership Interest Purchase Agreement, incorporated by reference from Station Casinos LLC's current report on Form 8-K filed October 13, 2015, does not include the Disclosure Schedule. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please explain to us why Exhibit 10.10 omits from it a schedule that is part of this exhibit. Alternatively, please refile the complete agreement.

Supplemental Response Submitted February 3, 2016

Recent Developments, page 8

6. Include within your amended filing, a narrative description of the reasons for any significant increases or decreases in the financial measures disclosed compared to the prior period presented. Additionally, explain why you are not able to disclose an exact number for these financial measures and instead have disclosed a range.

Summary Historical and Unaudited Pro Forma Condensed and Combined Financial and Other Data, page 22

7. Please include narrative disclosure describing the reasons for any significant increases or decreases in the amounts used in the reconciliation of net income to Adjusted EBITDA for the three months ended December 31, 2015 compared to the three months ended December 31, 2014.

Unaudited Pro Forma Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Footnote (c), page 70

8. Please clarify, if true, that the offset of the adjustments described is to equity and tell us where this adjustment has been included in the footnotes.

Footnote (e), page 71

9. Please revise your disclosure to demonstrate how the amount disclosed that references footnote (f) relates to adjustment 2(f) on page 65.

Footnote (g), page 71

10.   We note that $413,269 represents the payment for Fertitta Entertainment after adjustment for the repayment of the Fertitta Entertainment credit facility. Please tell us how this amount reconciles to the amount disclosed on page 56 that will be contributed from Station Holdco to pay a portion of the purchase price as it relates to the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Deborah J. Conrad, Esq.
       Milbank, Tweed, Hadley & McCloy LLP